July 18, 2024

Sam Wai Hong
Chairman of the Board of Directors
Smart Digital Group Ltd
150 Beach Road #2805/06 Gateway
West Singapore 189720

       Re: Smart Digital Group Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 26, 2024
           CIK No. 0002014955
Dear Sam Wai Hong:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
May 8, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to prior comment 6 and reissue in part. Please revise your disclosure to briefly discuss how the legal and operational risks associated with operating in China do not directly apply to Macau as a Special Administrative Region of the PRC but rather "may have adverse impact on [y]our operations in Macau." In this regard, we note that Hong Kong is also a Special Administrative Region on the PRC where the legal and operational risks associated with operating in China apply without qualification. Additionally, we note that your disclosure previously stated that the legal
       and operational risks "associated with operations in mainland China also apply to operations in Hong Kong and Macau."
 July 18, 2024
Page 2

2. We note your response to prior comment 7 and reissue in part. Please expand your disclosure to discuss in greater detail certain aspects of the applicable regulatory actions related to data security or anti-monopoly concerns in Macau. Specifically, please briefly expand your discussion to disclose what "certain circumstances" would affect Aosi's or your ability to conduct business, accept foreign investments or list on U.S./foreign exchanges. Revise your disclosure throughout the registration statement as appropriate, including your risk factor beginning "[w]e are subject to Macau laws and regulations that are generally applicable to Macau entities..."
Prospectus Summary
Permissions and Approvals in Macau, Singapore and mainland China, page 5

3. We note your response to prior comment 2 and reissue in part. Specifically, we note your revisions to pages 5 and 81, for example, regarding permissions and approvals in Macau according to Rato, Ling, Lei & Cort s, your counsel as to Macau law. Please revise this section and elsewhere as appropriate to clearly state, if true, that the conclusions presented here are the opinion of your Macau counsel, as opposed to stating that the conclusions are
       "[a]ccording to" counsel.
4. We note your response to prior comment 12 and reissue in part. Please revise this section to affirmatively state whether any permissions or approvals have been denied with respect to each jurisdiction discussed here. We note your statement limited to and regarding business activities currently conducted in the PRC and that no application for a valid business license has been denied.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 60

5. Please revise your disclosure to include both the contractual and customary payment terms of your accounts receivable. Consider providing an aging of your accounts receivable as of the latest balance sheet date in tabular form and showing the allowance for credit losses related to each age group of receivables. Further, enhance your discussion of operating cash flows to provide discussion on why the company's customers are slow to pay amounts due and how the company manages their cash flows during periods in which a large portion of receivables have not been collected.
Notes to Consolidated Financial Statements
Note 3 - Accounts receivable, net, page F-17

6. We have reviewed your response and revisions in response to comment 30. Please tell us what you meant by "negotiations with [y]our customers," and if there was any impact to your 9/30/2023 receivable balance to be collected as a result of these negotiations.
 July 18, 2024
Page 3

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ying Li